Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Republic Power Group Limited on Amendment No. 7 to Form F-1 (No. 333-266256) of our report dated December 22, 2022, which included an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Republic Power Group Limited and Subsidiaries as of June 30, 2022 and 2021, and for each of the years in the two-year period ended June 30, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

We were dismissed as auditors on December 31, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

September 18, 2023